Exhibit 4.4
LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT
(Outside Director)
Littelfuse, Inc. (“Littelfuse”) hereby grants you restricted stock units, subject to terms and restrictions as described herein (“Restricted Stock Units” or “RSUs”), through the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”).

Participant (“you”):

Date of Grant:	April 30, 2010

Number of Restricted Stock Units:

Vesting Schedule: The vesting and forfeiture provisions that apply to the Restricted Stock Units are described in Sections 11 and 18.6 of the Plan and the attached Terms and Conditions. In general, subject to certain accelerated vesting and forfeiture provisions, so long as you have not previously terminated your membership on the Board of Directors of Littelfuse (“Board”), your Restricted Stock Units will vest as follows:

Vesting Date	Percentage of Shares Vesting
April 30, 2011	33 1/3%
April 30, 2012	33 1/3%
April 30, 2013	33 1/3%
Effect of Termination of Board Membership: If your membership on the Board terminates before a vesting date for any reason, you will forfeit all RSUs in which you have not yet vested, unless your membership on the Board terminates because you become “Disabled” or die, or after you have served as a member on the Board for at least 5 years (other than by removal from the Board for cause, as determined by the Board), in which case the unvested portion of your RSUs shall become immediately vested. In all events, if there is a sale of Littelfuse stock or assets that qualifies as a “Change in Control” under the Plan, all of your RSUs will automatically vest.
Additional Terms: Your rights and duties and those of Littelfuse under your Award are governed by the provisions of this Award Agreement and the attached Terms and Conditions and Plan document, both of which are incorporated into this Award Agreement by reference. If there is any discrepancy between these documents, the Plan document will always govern.
Questions: If you have any questions regarding your Award, please see the enclosed Terms and Conditions, or contact the Global Director, Compensation and Benefits.

LITTELFUSE, INC.
By:
	Name:	Gordon Hunter
	Title:	Chairman, President & CEO

LITTELFUSE, INC. LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT TERMS AND CONDITIONS
(Outside Director)
This document is intended to help you better understand the terms and conditions of the restricted stock unit award (the “Restricted Stock Unit” or “RSU”) granted to you under the Littelfuse, Inc. Long-Term Incentive Plan (the “Plan”). References in this document to “our,” “us,” “we,” and “Littelfuse” are intended to refer to Littelfuse, Inc.
Background
1. What is the value of my award?
The value of each share covered by your Restricted Stock Unit award is equal to the market price of one share of Littelfuse common stock (“Common Stock”).
Note that no amount of Common Stock received by you pursuant to your award will be considered compensation for purposes of any pension, retirement, insurance or any other employee benefit plan of Littelfuse or any of its subsidiaries or affiliates.
2. Who keeps track of my award and vesting?
We have hired the financial services firm of Merrill Lynch to provide you with an on-line program to track the value of your RSUs, their vesting and related tax withholding, and to handle certain related stock transactions.
Terms and Conditions
3. When will my Restricted Stock Units vest?
Generally, 1/3 of your RSUs will vest on each anniversary of your date of grant indicated in your Award Agreement.
In certain special cases, your RSUs will vest earlier. If your membership on the Board terminates due to your death, “Disability” (as defined in the Plan), or after five years of service (provided such termination was not for cause, as determined by the Board), the unvested portion of your RSUs will become immediately vested. If your membership terminates for any other reason, your unvested RSUs will be forfeited.
If the stock or assets of Littelfuse are sold in a transaction that qualifies as a “Change in Control” under the Plan, you will become fully vested in all of your RSUs immediately prior to such Change in Control. Also, the Committee may, in its sole discretion, choose to accelerate the vesting of awards in special circumstances.
If you are covered by the Littelfuse, Inc. Insider Trading Policy, there may be situations where the vesting of your RSUs will be delayed until the first day of the next open trading window. Please see Section 18.6 of the Plan for more information.
You have no rights to shares or other compensation for the loss of rights under the Plan if you fail to vest in any RSUs pursuant to this award.

4. When do I receive my shares?
As soon as administratively practical after your award vests, one share of our Common Stock will be delivered to you for each RSU that vests. Delivery of shares, (either electronically or in certificate form, as we determine) will usually be made within approximately 15 days after vesting. Fractional shares will not be paid.
If you have timely filed a deferral election form in which you have elected to defer receipt of any shares in connection with your RSUs, the issuance of your shares will be delayed until your elected distribution event(s), in accordance with our Deferred Compensation Plan.
5.	Do I have to pay any tax on my award, Common Stock, or cash that I receive?
Yes, if you are a United States taxpayer, you are generally subject to federal income taxes (and state and local taxes, where applicable) on the fair market value of your RSUs in the year that the shares of our Common Stock are issued to you in settlement of your RSUs. Self-employment taxes are generally due at the time you vest. Because you are not an employee, we are not required, under current tax laws, to withhold taxes from any payment to you. You will be responsible for any taxes due. If, in the future, tax withholding is required, we will have the right to require cash payment, retain shares of Common Stock and/or make deductions from other payments due to you to satisfy these requirements.
If you have timely filed a deferral election form under the Littelfuse, Inc. Deferred Compensation Plan for Non-Employee Directors (“Deferred Compensation Plan”) income taxation will be delayed until the shares are paid to you.
Please note, however, that we make no representations with respect to and hereby disclaim all responsibility as to the tax treatment of your award. We recommend that you consult your personal tax advisor to discuss your own potential tax consequences of receiving this award of RSUs.
6. What are my rights as a stockholder in my Restricted Stock Units?
Until you actually receive shares of our Common Stock, if any, in settlement of your award, you will have no rights as a stockholder with respect to those shares, such as the right to vote shares or the right to receive dividends on shares.
7. Are there restrictions on the transfer of my Restricted Stock Units?
Generally, you may not sell, transfer, pledge, assign, or otherwise alienate or hypothecate your RSUs, whether voluntarily or involuntarily, by operation of law or otherwise, except upon your death or as provided in Section 12.1 of the Plan. If you die, your beneficiary (as described in the Plan) or the personal representative of your estate can act on your behalf.
Once you receive any share of Common Stock, you will normally be entitled to all rights of ownership to such share. Under certain circumstances described in the Plan, however, these rights may be delayed or subject to additional limitations or restrictions.

8. How do I designate my beneficiary or beneficiaries?
You may ask our Human Resources Department for a beneficiary designation form. You must file the completed form with the Human Resources Department. Each time you file a beneficiary designation form, all previously filed beneficiary designation forms will be revoked and of no further force or effect. If you want to name multiple beneficiaries, all beneficiaries must be listed on a single beneficiary designation form (including attachments, if necessary). If you do not file a beneficiary designation form, benefits remaining unpaid at your death will be paid to your estate.
9.	Are there restrictions on the delivery and sale of shares of stock?
Shares of our Common Stock issued to you upon the vesting of RSUs (or a later date pursuant to a timely filed Deferral Election Form) are subject to federal securities laws. In some cases, state or local securities laws may also apply. If the Committee determines that certain registrations or filings are needed or desired to comply with these various securities laws, then we may delay the delivery of shares of Common Stock until the necessary approvals or filings are obtained. In order for us to meet an exemption from securities registration requirements, we may also require you to provide us with certain information, representations and warranties before we will issue shares of Common Stock to you.
Where applicable, the certificates evidencing any shares may contain wording (or otherwise as appropriate in electronic format) indicating that conditions, restrictions, rights and obligations apply.
10.	Does the receipt of my award guarantee continued service on the Board?
No. Neither the establishment of the Plan, your award of RSUs, nor the issuance of shares of Common Stock or other consideration in connection with your award gives you the right to continued membership on our Board or other service with Littelfuse.
11. What events can trigger forfeiture of my Restricted Stock Units?
Except as may otherwise be specifically provided in your Award Agreement or these Terms and Conditions, your unvested Restricted Stock Units will be cancelled and forfeited upon the termination of your membership on the Board. No shares of our Common Stock shall be issued or issuable with respect to any portion of the RSUs that are forfeited.
The Committee may, in its discretion, accelerate the vesting of your award in special circumstances, subject to certain provisions of the Plan and the law.
12. What documents govern my Restricted Stock Units?
The Plan, your Award Agreement, and this Terms and Conditions document express the entire understanding of you and Littelfuse regarding your RSUs. In the event of any conflict between these documents, the terms of the Plan will always govern. You should never rely on any oral description of the Plan or your Award Agreement because the written terms of the Plan will always govern. The Committee (or its delegate) has the authority to interpret this document and the Plan. Any such interpretation will be binding on you, us, and other persons.